UNI
SECURITIES AND I
Washin

09059159

SEC
Mail Processing
Section

MAR 02 2009

Washington, DC
105

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23489

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPMARK SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 CALIFORNIA STREET, SUITE 3900
(No. and Street)

DENVER (City) COLORADO (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHUCK JENSEN (303) 293-8500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE
(Name – *if individual, state last, first, middle name*)

555 17TH STREET, SUITE 3600 (Address) DENVER (City) COLORADO (State) 80202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, CHUCK JENSEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPMARK SECURITIES INC., as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VICE PRESIDENT- CONTROLLER

Title

Notary Public

BETHANY K. KING NOTARY PUBLIC STATE OF COLORADO My Commission Expires 07-05-2009

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
Suite 3600
555 Seventeenth Street
Denver, CO 80202-3942
USA

Tel: +1 303 292 5400
Fax: +1 303 312 4000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Capmark Securities Inc.
Denver, Colorado

We have audited the accompanying statement of financial condition of Capmark Securities Inc. (the "Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Capmark Securities Inc. at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2009

CAPMARK SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008

ASSETS	
CASH AND CASH EQUIVALENTS	$ 7,000
CASH SEGREGATED UNDER SEC REGULATIONS	392,263
RECEIVABLES:	
Affiliates	38,746,098
Brokers and dealers	241,941
Other	275,274
Interest	68
Total receivables	39,263,381
INVESTMENT SECURITIES:	
Commercial paper	15,022,350
Total investment securities	15,022,350
PREPAID EXPENSES AND OTHER ASSETS	295,917
DEFERRED UNDERWRITING FEES	20,536
DEFERRED TAX ASSET	1,177,105
TOTAL	$ 56,178,552
LIABILITIES AND SHAREHOLDER'S EQUITY	
LIABILITIES:	
Accounts payable and accrued liabilities	217,717
Accrued compensation	3,050,790
Income taxes payable, primarily to an affiliate	963,149
Total liabilities	4,231,656
SHAREHOLDER'S EQUITY:	
Preferred stock, $1 par value — authorized, 150,000 shares; issued and outstanding, 0 shares	
Common stock, $1 par value — authorized, 1,000,000 shares authorized; issued and outstanding, 301,500 shares	301,500
Capital in excess of par value	17,486,229
Retained earnings	34,159,167
Total shareholder's equity	51,946,896
TOTAL	$ 56,178,552

See notes to financial statements.

1. ORGANIZATION AND OPERATIONS

Capmark Securities Inc. (the "Company"), is a wholly owned subsidiary of Capmark Capital Inc. ("Capmark Capital"). Capmark Capital is a wholly owned subsidiary of Capmark Financial Group Inc. ("Capmark"). The Company engages in transactions mainly related to the commercial mortgage industry and primarily on behalf of Capmark and its affiliates. These transactions include the private placement and trading of securities and the provision of advisory services related to securities and the securities markets. The Company is registered with the Securities and Exchange Commission (SEC) as a general securities broker/dealer and is a member of the Financial Industry Regulatory Authority.

2. RISKS AND UNCERTAINTIES

The Company is subject to five primary business risks: (i) credit risk, (ii) interest rate and other market risks, (iii) liquidity risk, (iv) operational risk, and (v) concentration risk. The Company is also exposed to other related business risks. Management of these risks affects both the level and stability of the Company's earnings.

The Company's primary exposure to credit risk arises from its direct and indirect relationships with borrowers, who may default and potentially cause the Company to incur a loss if it is unable to collect amounts due through loss mitigation strategies, and from institutional counterparties to the extent they do not fulfill their obligations to the Company under the terms of specific contracts or agreements.

The Company's primary exposure to interest rate and other market risks is associated with its portfolio of investment securities. Changes in the level of interest rates or changes in the yield curves, as well as basis risk resulting from changes in the interest rate spread among different financial instruments, could adversely affect the Company's portfolio market value and its net income.

Liquidity risk is the risk that the Company will be unable to fund its assets at appropriate maturities and rates. Liquidity risk is managed by preserving stable, reliable, and cost-effective funding sources to meet all near-term and projected long-term financial obligations. The Company's mix of funding sources include overnight and term borrowings from Capmark and its affiliates, and other secured and unsecured capital markets facilities and programs.

Operational risk is the risk of loss resulting from inadequate or failed internal processes, systems, facilities, human factors or external events. This definition includes operational risk events such as information technology and organizational structure issues, weaknesses in internal controls, human error, fraud, and external threats. Operational risk is mitigated through comprehensive, ongoing risk management practices and internal control procedures.

Concentration risk is the risk that the Company has a dependency on transactions generated by Capmark and its affiliates for its source of current revenue. During 2008 approximately 92% of the Company's revenues were generated from transactions with Capmark and its affiliates. Capmark's ability to access the capital markets and other sources of secured and unsecured funding, which is critical to Capmark's ability to do business, has been and could continue to be adversely affected by recent events in the global markets and in the economy. Global market and economic conditions have been, and continue to

be, disrupted and volatile to an unprecedented extent. Capmark's cost and availability of funding have been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Due to widespread concerns about the stability of the markets and the strength of counterparties, many lenders have reduced and, in some cases, ceased to provide funding to borrowers. Further or prolonged disruptions in the global markets and economy may adversely affect Capmark's liquidity and financial condition. A loss or significant reduction of this business relationship with Capmark and its affiliates could adversely affect both the level and stability of the Company's revenues and earnings, and the settlement of amounts with Capmark.

3. SIGNIFICANT ACCOUNTING POLICIES

Critical Accounting Estimates — The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. The Company is required to make estimates and assumptions about credit exposures and interest rate and market spread volatility when determining the carrying amounts of investment securities. As actual market conditions evolve, the results could be, and likely will be, different than the estimates and assumptions used in the determination of carrying amounts as of December 31, 2008, and the impact on amounts ultimately realized could be material.

Cash and Cash Equivalents — Cash and cash equivalents include all cash on hand, or deposits and investments, excluding cash segregated under SEC regulations. The Company considers all highly-liquid investments with an original maturity of 90 days or less at the time of purchase to be cash equivalents.

Receivables — Accounts receivable from brokers and dealers represents the contract value of settled and unsettled securities transactions and amounts due from the Company's clearing organization.

Receivables from affiliates represents money owed to the Company from Capmark Finance Inc. (Capmark Finance), a wholly owned subsidiary of Capmark. Generally, any cash balances not needed by the Company for operations are sent to Capmark Finance, which pays the Company interest.

Substantially all of the clearing and depository operations for the Company are performed by clearing organizations pursuant to clearing agreements. The Company has indemnified these organizations for any losses as a result of a customer's nonperformance.

Periodically, the Company borrows amounts from clearing organizations for the purchase of securities. Interest accrues on the outstanding balance at a rate generally corresponding to the published broker call rate.

Securities Transactions — Investment securities are carried at fair value, with unrealized holding gains and losses recorded currently as Trading Gain/Loss - net on securities, in the Statement of Income. The Company determines fair value by reference to published last sales prices or, to a lesser extent, in the absence of reliable published last sales prices, by discounting the expected future cash flows over the anticipated life of the securities using estimated market yields for similar instruments. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition.

Purchases and sales with normal settlement periods are recorded based upon trade date. Gains or losses recognized on the sale of securities are determined using the specific identification method and included in Trading profits, net in the Statement of Income.

Employee Stock Options — The Company, through Capmark, participates in a stock option award program which provides certain members of management with the option to purchase shares of common stock at a specified price, once certain time-based and performance-based vesting conditions are met. The Company accounts for share-based payments issued to employees in accordance with SFAS No. 123 (Revised 2004), "Share-Based Payment" or "SFAS No. 123R." This statement establishes the standards for accounting for transactions in which an enterprise receives goods or employee services in exchange for equity instruments of the enterprise, or incurs liabilities in exchange for goods or employee services that are based on the estimated fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. Accordingly, the Company measures the fair value of its option awards based on the grant date fair value of the award, which is estimated through a Black-Scholes option-pricing model.

The Company has classified these stock options as equity instruments under the guidelines of SFAS No. 123R. The Company recognizes compensation expense associated with these equity instruments in the consolidated statement of operations as a component of compensation and benefits for the portion of outstanding awards which are ultimately expected to vest. These instruments are amortized to expense over the requisite service period, which the Company considers to be the vesting period of the options.

Financial Instruments — In accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" or "SFAS No. 107," the Company has provided fair value estimates and information about valuation methodologies in Note 7. The estimated fair value amounts have been determined using available market information or valuation methodologies. Considerable judgment is required in interpreting market data to develop estimates of fair value; therefore, the estimates are not necessarily indicative of the amounts that could be realized in a current market exchange. The effect of using different market assumptions or estimation methodologies may materially impact the fair value amounts.

Income Taxes — The Company accounts for income taxes under the asset and liability method in accordance with SFAS No. 109, "Accounting for Income Taxes, as amended," or "SFAS No. 109" and FIN 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109," or "FIN 48," which clarifies SFAS No. 109 by defining the confidence level that an income tax position must meet in order to be recognized in the financial statements. FIN 48 requires the tax effects of a position to be recognized only if it is "more-likely-than-not" to be sustained solely on its technical merits. The "more-likely-than-not" threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered "more-likely-than-not" to be sustained based solely on its technical merits, no benefits of the tax position are to be recognized.

Recently Issued Accounting Standards - In December 2007, the FASB issued SFAS No. 160, ''Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51,'' or ''SFAS No. 160,'' which improves the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way as equity in the consolidated financial statements. In addition, SFAS No. 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The adoption of SFAS No. 160 is not expected to have a material impact on the Company's financial statements.

The Company adopted SFAS No. 157, "Fair Value Measurements," or "SFAS No. 157," on January 1, 2008. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP, and enhances disclosures for fair value measurements. The statement does not require new fair value measurements, but is applied to the extent that other accounting pronouncements require or permit fair value measurements. The statement emphasizes that fair value is a market-based measurement that should be determined based on the assumptions that market participants would use in pricing an asset or liability. Companies are required to disclose the extent to which fair value is used to measure assets and liabilities, the inputs used to develop the measurements, and the effect of certain of the measurements on earnings (or changes in net assets) for the period. Although the Company accounts for a significant portion of its financial instruments at fair value or considers fair value in their measurement, the adoption of this statement did not have a material impact on the method in which the Company determines fair value.

In February 2008, the FASB issued FSP No. FAS 157-2, "Effective Date of FASB Statement No. 157," or "FSP FAS 157-2." This FSP delays the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. FSP FAS 157-2 became effective upon issuance and was adopted by the Company.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133," or "SFAS No. 161." SFAS No. 161 changes disclosure requirements about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early adoption permitted. The adoption of SFAS No. 161 is not expected to have a material impact on the Company's financial statements.

In April 2008, the FASB issued FSP No. FAS 142-3, "Determination of the Useful Life of Intangible Assets," or "FSP FAS 142-3." This FSP amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of a recognized intangible asset under SFAS No. 142. The FSP affects entities with recognized intangible assets and is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. This new guidance applies to (1) intangible assets that are acquired individually or with a group of other assets and (2) intangible assets acquired in business combinations and asset acquisitions. The adoption of FSP FAS 142-3 is not expected to have a material impact on the Company's financial statements.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles," or "SFAS No. 162," which identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. SFAS No. 162 was effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles." The adoption of SFAS No. 162 did not have a material impact on the Company's financial statements.

In September 2008, the FASB issued FSP No. FAS 133-1 and FIN 45-4, "Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161." The FSP amends SFAS No. 133 to require disclosures by sellers of credit derivatives, including credit derivatives embedded in hybrid instruments. The FSP also amends FIN 45 to require additional disclosures about the current status of the payment/performance risk of a guarantee. The FSP also clarifies that, as noted above, SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The provisions of the FSP that amend SFAS No. 133 and FIN 45 are effective for reporting periods (annual or interim) ending after November 15, 2008. The adoption of the FSP is not expected to have a material impact on the Company's financial statements.

In September 2008, the FASB issued EITF 08-05, "Issuer's Accounting for Liabilities Measured at Fair Value with a Third-Party Credit Enhancement," or "EITF 08-05." EITF 08-05 requires issuers of liability instruments with a third-party guarantee or other credit enhancement to exclude the effect of the credit enhancement when measuring the liability's fair value. The effect of initially applying the guidance in EITF 08-05 shall be included in the change in fair value in the period of adoption. EITF 08-05 is effective on a prospective basis in the first reporting period beginning on or after December 15, 2008. The adoption EITF 08-05 is not expected to have a material impact on the Company's financial statements.

In October 2008, the FASB issued FSP No. FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active," or "FSP FAS 157-3." FSP FAS 157-3 applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with SFAS No. 157. The FSP clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. The FSP became effective upon issuance. The Company has considered this guidance in measuring the fair value of its assets and liabilities in these financial statements.

In November 2008, the FASB issued EITF 08-06, "Equity Method Investment Accounting Considerations" or "EITF 08-06." EITF 08-06 addresses the potential effect of SFAS No. 141R "Business Combinations" and SFAS No.160 "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB no. 51", on equity method accounting under Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock," or "Opinion No. 18." EITF 08-06 will continue existing practices under Opinion No. 18 including the use of a cost accumulation approach to initial measurement of the investment. The EITF will not require the investor to perform a separate impairment test on the underlying assets of an equity method investment. However, an equity method investor is required to recognize its proportionate share of impairment charges recognized by the investee, adjusted for basis differences, if any, between the investee's carrying amount for the impaired assets and the cost allocated to such assets by the investor. The investor is also required to perform an overall other-than-temporary impairment test of its investment in accordance with Opinion No. 18. EITF 08-06 is effective for fiscal years beginning on or after December 15, 2008 and interim periods within those fiscal years and applied prospectively. The adoption EITF 08-06 is not expected to have a material impact on the Company's financial statements.

In December 2008, the FASB issued FSP FAS No.140-4 and FIN 46(R)-8, "Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities". The purpose of this FSP is to improve disclosures by public entities and enterprises until the pending amendments to SFAS No. 140, and FIN 46R are finalized and approved by the Board. The FSP amends SFAS 140 to require public entities to provide additional disclosures about transferors' continuing involvements with transferred financial assets. It also amends FIN 46R to require public enterprises,

including sponsors that have a variable interest in a variable interest entity, to provide additional disclosures about their involvement with variable interest entities. The FSP also requires disclosures by a public enterprise that is (a) a sponsor of a qualifying special-purpose entity ("SPE") that holds a variable interest in the qualifying SPE but was not the transferor of financial assets to the qualifying SPE and (b) a servicer of a qualifying SPE that holds a significant variable interest in the qualifying SPE but was not the transferor of financial assets to the qualifying SPE. The document increases disclosure requirements for public companies and is effective for reporting periods (interim and annual) that end after December 15, 2008. FSP FAS 140-4 and FIN 46(R)-8 was adopted by the Company and did not have a material impact on the Company's financial statements.

4. CASH SEGREGATED UNDER SEC REGULATIONS

Cash of $392,263 has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the SEC. The Company was required to have cash on deposit based upon the December 31, 2008, computation required under Rule 15c3-3 of $0.

5. SHORT TERM BORROWINGS

The Company has a short-term borrowing agreement with one clearing organization for short-term demand borrowings. Borrowings under this agreement bear interest at the federal funds rate plus .625%. When drawn, loans are collateralized by securities and assets deposited with or pledged to the clearing organization, including cash on deposit which is not restricted as to withdrawal. The Company had no borrowings under this agreement at December 31, 2008.

6. DEFERRED INCOME TAXES

Deferred taxes have been provided for all temporary differences using current federal income tax rates adjusted for the effects of state income taxes. At December 31, 2008, the deferred tax asset related primarily to compensation recorded for book purposes in advance of when tax deductions will be taken. A valuation allowance has not been established against the Company's deferred tax assets at December 31, 2008, because the Company has determined that it is more likely than not that all such tax assets will be realized in the future.

The Company adopted the provisions of FIN No. 48, "Accounting for Uncertainty in Income taxes, an interpretation of FASB Statement 109," effective January 1, 2007. FIN No. 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. The Company has assessed the tax positions that have been previously taken and those expected to be taken on its tax returns and have determined that these positions meet the more likely than not standard. Accordingly, the Company has concluded that there would be no FIN No. 48 impact and as such the disclosures under paragraph 21(a) through 21(d) are not required.

Additionally, the Company files a federal consolidated, state combined and or unitary with its parent and state stand alone tax returns. As its parent is currently under examination in certain tax jurisdictions and remains subject to examination until the statute of limitations expires for the respective tax jurisdiction. The following table summarizes the tax years that remain subject to examination in the Company's major tax jurisdictions as of December 31, 2008:

United States – federal......	2004 and forward
United States – states......	2001 and forward

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107 requires disclosure of the fair values of all assets and liabilities classified as financial instruments, off balance sheet financial instruments and derivative financial instruments. Fair value is the amount that a financial instrument would be exchanged for in a current transaction between willing parties. The Company estimates fair value amounts through the use of available market information and appropriate valuation methodologies as discussed below.

Different assumptions or changes in future market conditions could significantly affect the estimates of fair value and therefore, the net realizable value of the Company's financial instruments could differ from the estimates presented below. Fair value information presented herein is based on information available as of December 31, 2008, and may differ significantly from amounts presented herein. In addition, the estimates presented below are indicative of individual financial instruments and should not be considered an indication of fair value of the Company as a whole.

The estimated fair value of the Company's assets and liabilities classified as financial instruments as of December 31, 2008, are equal to their carrying value. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Cash and Cash Equivalents — The carrying amount approximates fair value because of the short term nature of the instrument.

Cash Segregated Under Sec Regulations — The carrying amount approximates fair value because of the short term nature of the instrument.

Receivables — The carrying amount approximates fair value because of the short term nature of the receivables and advances.

Investment Securities — The carrying value of investment securities is equal to their fair value. Fair value is determined by reference to published last sales prices or, to a lesser extent by discounting the expected future cash flows over the anticipated life of the securities using estimated market yields for similar instruments.

Fair Value Hierarchy

In accordance with SFAS No. 157, the Company categorizes its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

As required by SFAS No. 157, financial assets and liabilities recorded on the balance sheet are categorized based on the inputs to the valuation techniques as follows:

Level 1 – financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access, as well as certain U.S. Treasury securities that are highly liquid and are actively traded.

Level 2 – financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in non-active markets;
- Pricing models whose inputs are observable for substantially the full term of the asset or liability and
- Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability.

Level 3 – financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Determination of Fair Value

Under SFAS No. 157, the Company determines fair value based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy as described above. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore are based primarily upon management's own estimates, are calculated based upon the Company's pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results may not be realized in an actual sale or immediate settlement of the asset or liability.

Investment securities classified as trading and available for sale are carried at fair value. Where quoted prices are available in an active market for identical instruments, investment securities are classified within Level 1 of the valuation hierarchy. Level 1 investment securities include highly liquid U.S. Treasury securities. If quoted market prices are not available, then investment securities are classified as Level 2 and fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. In cases where there is limited activity or less transparency around inputs to the valuation, investment securities are classified within Level 3 of the valuation hierarchy. Investment securities classified within Level 3 include certain residual interests in securitizations and CDOs, and other less liquid investment securities.

All of the Company's securities were classified within Level 2 of the valuation hierarchy as of December 31, 2008, and was commercial paper with a maturity date of March 2, 2009. Securities with a fair value of $7,211,012 classified within Level 3 as of December 31, 2007, were sold during 2008.

8. STOCK BASED COMPENSATION

Through Capmark the Company participates in a stock option award program which provides certain members of management who purchased shares of Capmark's common stock with the option to purchase additional shares of common stock at a specified price, once certain time-based and performance-based vesting conditions are met. These stock options were issued on a five-year and three-year graded vesting schedule with certain requisite service conditions. The options expire ten years after the grant date. Certain of these stock options become vested if Capmark achieves specific annual performance targets.

Time-based options of 231,997 were exercisable as of December 31, 2008.

The fair value of the option awards was measured as of the grant date and estimated through a Black-Scholes option-pricing model. Because Capmark's common stock is not traded publicly, certain assumptions were determined using appropriate industry sector benchmarks. No stock options have been exercised to date.

The following table summarizes the assumptions used to value the options grants:

Expected term of the option (in years)	5.0
Annual risk-free interest rate	2.36-3.23%
Expected annual dividend yield	0.00%
Expected stock price volatility	31.22 %

9. EMPLOYEE BENEFIT PLANS

The Company participates in a defined contribution savings plan (the "Savings Plan") established for all entities within Capmark. Generally, employees may contribute up to 99% of base compensation to the plan, with the Company matching up to 6% each year with certain limitations.

10. RELATED PARTY TRANSACTIONS

The Company is a member of a group of affiliated companies and has extensive relationships with members of the affiliated group. Because of these relationships, it is possible that the terms of these transactions may be different than those that would result among unrelated parties.

Receivable from affiliate represents money owed to the Company from Capmark Finance. Capmark Finance pays interest on the outstanding balance monthly based on Capmark Finance's cost of funds (2.3% at December 31, 2008).

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into securities transactions as principal. The securities subject to such transactions create two kinds of risk. First, risk of loss arises in the event a security is not received from a seller of the security, and the market value has increased over the contract amount of the Company's obligation to deliver the security to its customer. Second, the Company is subject to risk of loss if a purchaser of securities does not pay for the securities, and the market value of such securities decreases below the contract amount.

Concentrations of credit risk exist for groups of, or large individual counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. As a securities broker/dealer, the Company is engaged in various securities trading and brokerage activities servicing domestic corporations, institutional investors and, occasionally, individual investors. The vast majority of the Company's transactions are executed with institutional investors, including mutual funds, other broker/dealers, commercial banks, insurance companies and other financial institutions and are generally collateralized by the security being traded or brokered. The Company's exposure to credit risk associated with the performance of these customers in fulfilling their contractual obligations, pursuant to securities transactions, can be directly impacted by volatile securities markets, credit markets and regulatory changes which may impair the counterparties' ability to satisfy their obligations to the Company. In connection with these activities, the Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures.

12. COMMITMENTS AND CONTINGENCIES

Leases — The Company is obligated under non-cancelable operating leases (certain of which have been subleased) primarily for office facilities. The future minimum rental payments under each of the five years after December 31, 2008, are as follows:

Years Ending December 31	Gross Rentals	Sublease Rentals	Net Rentals
2009	$1,319,898	$ 550,746	$ 769,152
2010	1,313,719	543,207	770,512
2011	1,307,575	535,668	771,907
2012	639,569	491,029	148,540
2013			
	$4,580,761	$ 2,120,650	$2,460,111

Guarantees — The Company has entered into contracts in the normal course of business that include certain indemnifications within the scope of FIN No. 45 under which it could be required to make payments to third-parties upon the occurrence or nonoccurrence of certain future events. The Company has not recorded a liability for the indemnities in the accompanying financial statements, either because the indemnification existed prior to January 1, 2003, and is therefore not subject to the measurement requirements of FIN No. 45, or because the Company has determined the indemnification to be de minimus based upon the current facts and circumstances that would trigger a payment under the indemnification clause.

Litigation — The Company may become a party to claims arising in the normal course of its business. No such claims have come to the attention of management or its legal counsel that would have a material adverse effect on the Company's financial position.

13. NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. The net capital rule of the Securities and Exchange Commission also provides that equity may not be withdrawn if resulting net capital would be less than 5% of aggregate debits. At December 31, 2008, the Company's aggregate debit items were zero; therefore, the Company's net capital requirement was $250,000. Net capital at December 31, 2008, was $11,404,510 resulting in net capital in excess of the requirement of $11,154,510. Net capital in excess of the greater than 5% aggregate debits or $120,000 rule was $11,104,510 at December 31, 2008.

* * * * * *

Capmark Securities Inc.

Statement of Financial Condition
as of December 31, 2008, and
Independent Auditors' Report
as a PUBLIC DOCUMENT.